SkyMirr Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-149,346.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	0.00
Loans to officers	300.00
Prepaid expenses	0.00
Uncategorized Asset	0.00
Accumulated depreciation	4,206.00
Business Adv Customized Cash Rewards - 0701 - 1	1,738.42
CORP Account - Business Adv Customized Cash Rewards - 8406 - 1	-229.70
PR Tax Liabilities	8,367.27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**14,381.99**
Net cash provided by operating activities	**$ -134,964.11**
INVESTING ACTIVITIES	
laptop	-4,206.00
Long-term office equipment	0.00
Net cash provided by investing activities	**$ -4,206.00**
FINANCING ACTIVITIES	
Common stock	163,204.15
Opening balance equity	0.00
Net cash provided by financing activities	**$163,204.15**
NET CASH INCREASE FOR PERIOD	**$24,034.04**
Cash at beginning of period	100,000.00
CASH AT END OF PERIOD	**$124,034.04**